Exhibit 3.6

Amendment to Bylaws datedSeptember 29, 2000

ENTRADA NETWORKS, INC.
RESOLUTION REGARDING
ESTABLISHING THE BOARD SIZE AND ELECTION OF DIRECTOR

    WHEREAS, Article III, Section 3.2 of the by-laws of the Corporation authorize the Board of Directors to establish the number of members of the Board of Directors from time to time and at a number between four and nine directors; and

    WHEREAS, the Board of Directors has determined to establish its size at seven (7) members;

    NOW, THEREFOR, it is hereby

RESOLVED, that pursuant to Article III, Section 3.2 of the by-laws of the Corporation, the number of directors of the Corporation is hereby established at seven (7) members